BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

03 JAN 21 AM 7:21

03003327

Ns. Rif.

Direzione di Gruppo
Affari Societari GFM/fg

To: **SEC Headquarters**
Office of International
Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Data

January 14th , 2003

SUPPL

File N.°: 82 - 4855

Oggetto: **BPL Group raises its stake in Banca Caripe SpA to 51%**

Herewith enclosed, we send you the press releases, both italian version and english translation, concerning Banca Popolare di Lodi's raising its stake in Cassa di Risparmio di Pescara e Loreto Aprutino.

Best Regards,

PROCESSED
FEB 0 3 2003
THOMSON
FINANCIAL

BANCA POPOLARE DI LODI

Attachments (2):
1) Original versione of press release;
2) English Translation.

dlw 1/27

Comunicato stampa

Gruppo Bipielle sale al 51% della Banca Caripe SpA

Il Gruppo Bipielle, già detentore del 30% del capitale della **Banca Caripe SpA,** ha formalizzato l'accordo per acquisire dalla **Fondazione Caripe** un'ulteriore partecipazione pari al 21% del capitale sociale, per un controvalore di 35,7 milioni di euro, che sarà regolato per 10 milioni di euro in contanti e per i restanti 25,7 milioni di euro in azioni Banca Popolare di Lodi.

L'operazione consentirà quindi al Gruppo Bipielle di salire al **51%** del capitale sociale dell'istituto abruzzese e di migliorare, a livello consolidato, gli indici patrimoniali, grazie all'apporto di patrimonio di terzi e all'investimento della Fondazione Caripe in azioni Banca Popolare di Lodi.

L'accordo permetterà al Gruppo Bipielle di consolidare la propria attività nell'Italia centro-sud (Abruzzo, Marche, Molise, Campania e Basilicata). La banca abruzzese, con una rete di circa 50 filiali distribuite nelle province di Pescara, Chieti, Teramo, L'Aquila ed Ascoli Piceno, andrà a presidiare l'attività di sviluppo del Gruppo lungo la dorsale adriatica, in un'area ricca e dinamica del paese, caratterizzata da una fitta rete di piccole e medie industrie.
L'acquisizione del controllo della Banca Caripe consentirà al Gruppo Bipielle di disporre complessivamente di circa **860 filiali** distribuite su tutto il territorio nazionale, oltre ad una rete di **600 promotori finanziari** e circa **100 negozi commerciali** collegati all'attività di consumer banking.

Lodi, 14 gennaio 2003

BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA
GRUPPO BIPIELLE

Press release

The BPL Group raises its stake in Banca Caripe SpA to 51%

The BPL Group, which already holds 30% of **Banca Caripe SpA**, has formalised an agreement to buy a further 21% of the share capital from the **Fondazione Caripe** for 35.7 million euro (10 million in cash and 25.7 million in Banca Popolare di Lodi shares).

This deal will allow the BPL Group to raise its stake in the Abruzzo bank to **51%** and to improve its consolidated capital ratios thanks to the contribution of equity owned by third-party shareholders and Fondazione Caripe's investment in Banca Popolare di Lodi shares.

It will also permit business consolidation by the BPL Group in South and Central Italy (Abruzzo, Marche, Molise, Campania and Basilicata). Banca Caripe SpA's distribution network consists of around **50 branches** located in the provinces of Pescara, Chieti, Teramo, L'Aquila and Ascoli Piceno, which will give continuity to the BPL Group's presence in central-southern Italy (Abruzzo, Marche, Molise, Campania and Basilicata). Banca Caripe will handle the BPL Group's expansion down the Adriatic coast and hinterland, in a rich and dynamic part of the country that features a dense network of SMEs.
Gaining control of Banca Caripe allows Banca Popolare di Lodi to present itself increasingly as a national player, consolidating its position as one of Italy's top 10 banking groups. As of today, the BPL Group has **860 branches** located throughout the country, as well as a network of **600 financial advisors** and around **100 money shops** involved in consumer banking.

Lodi, 14 January 2003